UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

13781Y103

(CUSIP Number)

Dr. Lewis Gold

1235 Spanish River Road

Boca Raton, Florida 33432

(954) 557-7565

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

EGGE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,233,085
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,233,085
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,233,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

EG Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,391,935
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,391,935
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,391,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 13781Y103

1	NAME OF REPORTING PERSON

Lewis Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,706,760
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,706,760
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,706,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 13781Y103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Cano Health, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9725 NW 117th Avenue, Miami, Florida 33178.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	EGGE, LLC, a Florida limited liability company (“EGGE”) with respect to the shares of the Class A Common Stock directly beneficially owned by it;
(ii)	EG Advisors, LLC, a Florida limited liability company (“EG Advisors”) with respect to the shares of Class A Common Stock directly and beneficially owned by it; and
(iii)	Dr. Lewis Gold, with respect to the shares of Class A Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are parties to that certain Group Agreement (as defined and further described in Item 6) with Barry Sternlicht, Elliot Cooperstone and certain of their affiliates. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that collectively beneficially owns more than 5% of the Issuer’s outstanding shares of Class A Common Stock. It is the understanding of the Reporting Persons that each of Messrs. Sternlicht and Cooperstone (and, if applicable, the relevant affiliates thereof) will file separate Schedules 13D with respect to their respective ownership of Class A Common Stock pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedules 13D for information concerning Messrs. Sternlicht and Cooperstone and their investment in the Issuer.

(b)       The address of the principal office of each of the Reporting Persons is 1235 Spanish River Road, Boca Raton, Florida 33432.

(c)       Dr. Gold’s principal occupation is serving as Co-Founder and Chairman of Advanced Recovery Systems, LLC and as Co-Managing Member of EG Advisors. The principal business of EG Advisors is serving as the investment manager of EGGE. The principal business of EGGE is investing in securities.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 13781Y103

(f)       EGGE and EG Advisors are organized under the laws of the state of Florida. Mr. Gold is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock directly beneficially owned by each of EGGE and EG Advisors were received in connection with the merger described in that certain Business Combination Agreement, dated as of November 11, 2020, as amended (the “Merger”), by and among the Issuer (formerly known as Jaws Acquisition, Corp.), Jaws Merger Sub, LLC, Primary Care (ITC) Holdings, LLC (the “Predecessor Company”) and the other parties thereto, through an exchange of membership interests in and options held with respect to the Predecessor Company. On the effective date of the Merger, the closing price of the shares of Class A Common Stock was $14.75 per share of Class A Common Stock.

300,000 shares of the Class A Common Stock directly beneficially owned by Dr. Gold were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 300,000 shares of Class A Common Stock directly beneficially owned by Dr. Gold is approximately $2,042,076, excluding brokerage commissions.

In connection with Dr. Gold’s prior service on the Board of Directors of the Issuer (the “Board”), Dr. Gold was awarded restricted stock units representing 14,825 shares of Class A Common Stock, which fully vested prior to his resignation from the Board.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Class A Common Stock based on the Reporting Persons’ belief that the shares of Class A Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 30, 2023, Dr. Gold, Mr. Cooperstone and Mr. Barry Sternlicht resigned as members of the Board (collectively, the “Former Directors”). On April 2, 2023, the Former Directors and certain of their affiliates entered into the Group Agreement (as defined below) pursuant to which they agreed to act together to pursue changes at the Issuer to enhance shareholder value. The Reporting Persons expect such changes to include, but not be limited to, the replacement of the CEO, sale of non-core assets and a reconstitution of the Board. The Former Directors and certain of their affiliates may be deemed to be a group (the “Group”) for the purposes of Section 13(d)(3) of the Exchange Act. As more fully set forth in Item 5(a) hereof, assuming full vesting and conversion of any convertible securities held by the Group, the aggregate voting power of the Group is approximately 35.7% based on an aggregate of 528,178,564 shares of Class A Common Stock and Class B common stock $0.0001 par value (the “Class B Common Stock”) outstanding as of March 13, 2023 as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023.

The Group Agreement, as defined and described in Item 6 of this Schedule 13D, is attached as Exhibit 99.1 hereto and incorporated herein by reference. The Reporting Persons understand that the other Former Directors (and, if applicable, the relevant affiliates thereof) will make one or more separate Schedule 13D filings pursuant to Rule 13d-1(k)(2) under the Exchange Act containing their respective information. The Reporting Persons assume no responsibility for the information contained in any such Schedule 13D filed by any other Former Director or any affiliate thereof. The Reporting Persons expressly disclaim beneficial ownership of any securities owned or acquired by other members of the Group.

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CUSIP No. 13781Y103

In connection with Dr. Gold’s resignation from the Board, Dr. Gold delivered a letter via email to the Board, which is attached as Exhibit 99.2 hereto (the “Resignation Letter”) and is incorporated by reference in its entirety into this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities, selling some or all of their securities, engaging in short selling of or any hedging or similar transaction with respect to the securities, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of shares of Class A Common Stock reported owned by each person named herein is based upon 264,174,645 shares of Class A Common outstanding as of March 13, 2023, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023.

As of the date hereof, EGGE directly beneficially owns 1,233,085 shares of Class A Common Stock, constituting less than 1% of the Class A Common Stock outstanding.

As of the date hereof, EG Advisors directly beneficially owns 158,850 shares of Class A Common Stock. As the investment manager of EGGE, EG Advisors may also be deemed to beneficially own the 1,233,085 shares of Class A Common Stock, which together with the 158,850 shares of Class A Common Stock directly beneficially owned by EG Advisors, constitutes an aggregate of 1,391,935 shares of Class A Common Stock or less than 1% of the Class A Common Stock outstanding.

As of the date hereof, Dr. Gold directly beneficially owns 314,825 shares of Class A Common Stock. As the Co-Managing Member of EG Advisors, Dr. Gold may also be deemed to beneficially own the 1,233,085 shares of Class A Common Stock directly owned by EGGE and the 158,850 shares of Class A Common Stock directly owned by EG Advisors, which together with the 314,825 shares of Class A Common Stock directly beneficially owned by Dr. Gold, constitutes an aggregate of 1,706,760 shares of Class A Common Stock or less than 1% of the Class A Common Stock outstanding.

As a result of entering into the Group Agreement (as defined below), the Reporting Persons and the other parties thereto may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act. The Reporting Persons have been advised that (i) Mr. Sternlicht may be deemed to beneficially own 25,480,624 shares of Class A Common Stock and (ii) Mr. Cooperstone and his affiliates may be deemed to beneficially own 14,825 shares of Class A Common Stock and 159,780,988 shares of Class B Common Stock. Additionally, EGGE directly beneficially owns 1,233,085 shares of Class B Common Stock and EG Advisors directly beneficially owns 158,850 shares of Class B Common Stock. Accordingly, assuming full vesting and conversion of any convertible securities held by the Group, the aggregate voting power of the Group is approximately 35.7% based on an aggregate of 528,178,564 shares of Class A Common Stock and Class B Common Stock outstanding as of March 13, 2023 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2023. The Reporting Persons disclaim beneficial ownership of any securities of the Issuer owned by the other members of the Group.

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CUSIP No. 13781Y103

(b)       Each of the Reporting Persons have the sole power to vote and dispose of the shares of Class A Common Stock owned by that Reporting Person.

(c)       No Reporting Person has entered into any transactions in the securities of the Issuer during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 2, 2023, the Reporting Persons, the other Former Directors and the other parties named therein entered into the Group Agreement, a copy of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference (the “Group Agreement”). Pursuant to the terms of the Group Agreement, the parties thereto have agreed, among other things, (i) to form the Group for the purpose of working together to enhance shareholder value at the Issuer and (ii) to the filing, separately or jointly, of Schedule(s) 13D on behalf of each of them with respect to the securities of the Issuer. The Group Agreement provides, among other things, that any party thereto may terminate his or its rights and obligations (subject to the surviving rights and obligations referred to therein) under the Group Agreement on 24 hours’ written notice to all other parties thereto.

On June 3, 2021, the Issuer, Primary Care (ITC) Intermediate Holdings, LLC (“PCIH”), certain equityholders of the Issuer, including Dr. Gold (collectively, the “Investors”), and the other parties thereto, entered into an investor agreement (the “Investor Agreement”) with respect to the Issuer. Pursuant to the Investor Agreement, among other things, certain of the Investors, including Dr. Gold, were granted certain registration rights and certain preemptive rights with respect to their respective shares of Class A Common Stock. In addition, the Investor Rights Agreement previously contained certain transfer restrictions, which have since terminated and are of no further force or effect. The foregoing description of the Investor Agreement is qualified in its entirety by reference to the Investor Agreement, which is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

On June 3, 2021, the Issuer, PCIH and the members thereof, including EGGE and EG Advisors (collectively, the “Members”), entered into that certain Second Amended and Restated Limited Liability Company Agreement of PCIH (the “PCIH LLC Agreement”). Pursuant to the PCIH LLC Agreement, certain holders of Class A Common Units (as defined in the PCIH LLC Agreement), including EGGE and EG Advisors, are permitted to exchange their Class A Common Units for an equal number of Class A Shares of the Issuer and a corresponding cancellation of an equal number of Class B Shares of the Issuer, subject to the terms and conditions therein. The foregoing description of the PCIH LLC Agreement is qualified in its entirety by reference to the PCIH LLC Agreement, which is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

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CUSIP No. 13781Y103

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement, dated as of April 2, 2023, by and among ITC Rumba, LLC, Elliot Cooperstone, EGGE, LLC, EG Advisors, LLC, Lewis Gold and Barry Sternlicht.
99.2	Resignation Letter, dated March 31, 2023, from Dr. Lewis Gold to the Board of Directors of Cano Health, Inc.
99.3	Investor Agreement, dated June 3, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2021).
99.4	PCIH LLC Agreement, dated June 3, 2021 (incorporated by reference to Exhibit 3.3 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2021).

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CUSIP No. 13781Y103

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2023

EGGE, LLC

By:	/s/ Lewis Gold
	Name:	Lewis Gold
	Title:	Co-Managing Member

EG Advisors, LLC

By:	/s/ Lewis Gold
	Name:	Lewis Gold
	Title:	Co-Managing Member

/s/ Lewis Gold
Lewis Gold

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